EXHIBIT 2

EnCana Corporation

     Management’s Discussion and Analysis

     March 31, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

ADVISORY– In the interest of providing EnCana Corporation (“EnCana” or the “Company”) shareholders and potential investors with information regarding the Company and its subsidiaries, certain statements throughout this Management’s Discussion and Analysis (“MD&A”) constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: production and sales estimates for crude oil, natural gas and NGLs for 2004; the production and growth potential, including the Company’s plans therefor, with respect to EnCana’s various assets and initiatives, including assets and initiatives in North America, Ecuador, the U.K. central North Sea, the Gulf of Mexico and potential new ventures exploration growth platforms; potential dispositions of assets in 2004; the Company’s projected capital investment levels for 2004 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s execution of share purchases under its Normal Course Issuer Bid; the Company’s defence of lawsuits; the impact of the Kyoto Accord and similar initiatives in the U.S.A. on operating costs; the Company’s projected ability to extend its debt program on an ongoing basis; projected volatility of crude oil prices in 2004 and the impact which weather, the timing of new production and economic activity levels may have on commodity prices in 2004; projected tax rates and projected current taxes payable for 2004 and the impact of future unrealized foreign exchange gains and losses thereon and the adequacy of the Company’s provision for taxes; the impact of the AEUB ruling on 2004 natural gas production and projected increased capital as a result of the potential acquisition of Tom Brown, Inc.; the anticipated satisfaction of conditions and the projected closing date for the Tom Brown, Inc. acquisition; the Company’s plans for Tom Brown, Inc. following the proposed acquisition, including potential natural gas production increases expected therefrom; and the timing for repairs to the SOTE Pipeline.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the Company and its subsidiaries’ operate, including Ecuador; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions brought against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

NOTE REGARDING OIL AND GAS INFORMATION

ADVISORY – In this MD&A, certain natural gas volumes have been converted to barrels of oil equivalent (BOEs) on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

Natural gas volumes are sold based on heat content or in millions of British Thermal Units (“MMBtu”) but physically measured in thousands of cubic feet. The heat content varies by production region. For example, Alberta’s heat content is approximately 1.20 MMBtu and the U.S. Rockies is approximately 1.11 MMBtu. The average heat content per cubic foot of EnCana’s natural gas is approximately 1,040 Btu or a conversion ratio of 1 mcf = 1.040 MMBtu.

NOTE REGARDING NON-GAAP MEASURES

ADVISORY – Certain measures in this MD&A do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) such as Cash Flow from Continuing Operations, Cash Flow, Cash Flow from Continuing Operations per share-basic, Cash Flow from Continuing Operations per share-diluted, Cash Flow per share-basic and Cash Flow per share-diluted, Operating Earnings, Earnings Before Interest, Taxes, Depreciation Depletion and Amortization (“EBITDA”) and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

10     INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read in conjunction with the unaudited interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended March 31, 2004 and the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2003. The Interim Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian GAAP in the currency of the United States (except where indicated as being in another currency). This MD&A is dated April 27, 2004

OVERVIEW

SUMMARY OF KEY EVENTS

This MD&A discusses the operations and key events that have impacted the 2004 first quarter results compared to the same period in 2003. The significant items are:

•	Upstream sales volumes increased by 14 percent offset partially by lower realized prices resulting in Upstream revenue increasing by $158 million, or 10 percent. See the “Consolidated Upstream Results”, “Produced Gas and NGLs” and “Crude Oil” sections under “Results of Operations” in this MD&A for further analysis.

•	Higher reported Canadian operating expenses and capital expenditures were significantly contributed to by the higher average value of the Canadian dollar which increased $0.10, or 15 percent, from the first quarter of 2003 to the first quarter of 2004. See the “Consolidated Upstream Results”, “Produced Gas and NGLs”, “Crude Oil” and “Corporate” sections under “Results of Operations” as well as the “Capital Expenditures” section under “Liquidity and Capital Resources” in this MD&A for further analysis.

•	Adoption of mark-to-market accounting on January 1, 2004 for derivative instruments resulted in unrealized mark-to-market accounting losses of $376 million ($252 million after tax). See “Accounting Policies and Estimates” and “Risk Management” in this MD&A for further analysis.

•	Current income tax increased to $232 million from $20 million. See the “Corporate” section under “Results of Operations” in this MD&A for further detail.

•	An unrealized after-tax loss on Canadian issued U.S. dollar debt of $32 million for the first quarter of 2004 compared to an after-tax gain of $140 million in the same period for 2003. See the “Corporate” section under “Results of Operations” in this MD&A for further detail.

See “Operating Earnings” and “Cash Flow from Continuing Operations and Current Income Tax” sections under “Consolidated Financial Results” for an eight quarter summary of the effects of unrealized gains/losses on translation of Canadian issued U.S. dollar debt, current income taxes as well as the impact of the adoption of mark-to-market accounting as of January 1, 2004 and resulting unrealized losses on the current quarter.

U.S. DOLLAR AND U.S. PROTOCOL REPORTING

The Interim Consolidated Financial Statements, including all comparative figures, have been presented in United States dollars (“U.S. dollars”). In this MD&A, all references to $ are to the U.S. dollar. References to C$ are to the Canadian dollar.

In this MD&A, production and sales volumes are presented on an after royalties basis consistent with U.S. protocol reporting.

Impacts on results due to the change in the U.S./Canadian dollar exchange rate in prior periods have been significant when analyzing specific components of the Canadian business segments contained in the Interim Consolidated Financial Statements.

•	The increase in the average U.S./Canadian dollar exchange rate for the first quarter of 2004 compared to the average U.S./Canadian dollar exchange rate for the first quarter in 2003 adversely affected the reported U.S. dollar costs for operating expenses, capital expenditures, administrative expenses and depreciation, depletion and amortization (“DD&A”) expenses denominated in Canadian dollars;

•	Since commodity prices received are based on U.S. dollars, or on Canadian dollar prices which are closely tied to the U.S. dollar, revenues for the Company were relatively unaffected by the exchange rate changes;

•	The weaker quarter end U.S./Canadian dollar exchange rate compared to the 2003 year-end U.S./Canadian dollar exchange rate resulted in unrealized losses on U.S. dollar denominated long-term debt issued in Canada.

Management’s Discussion and Analysis (prepared in US$)     ENCANA CORPORATION     11

BUSINESS SEGMENTS

EnCana reports the results of its continuing operations under two main business segments: Upstream and Midstream & Marketing. Upstream includes the Company’s exploration for, as well as development and production of, natural gas, natural gas liquids (“NGLs”), crude oil and other related activities. Upstream operations are divided into producing and other activities. Natural gas and NGLs are produced in Canada, the United States, and the U.K. central North Sea. Crude oil is principally produced in Canada, Ecuador and the U.K. central North Sea. International New Ventures Exploration is mainly focused on exploration opportunities in Africa, South America and the Middle East and is included under Other activities. Other activities also include third party processing, gas gathering and electrical cogeneration associated with producing activities. The Midstream & Marketing segment includes natural gas storage operations, NGLs processing, power generating operations and marketing activities. These marketing activities include the sale and delivery of produced product and the purchase of third party product primarily for the optimization of the Midstream assets as well as the optimization of transportation arrangements not fully utilized for the Company’s own production.

BUSINESS ENVIRONMENT

Commodity Price and Foreign Exchange Benchmarks

				Year
	Three Months Ended March 31			Ended

		2004 vs
(average for the period)	2004	2003	2003	2003

AECO Price (C$ per thousand cubic feet)	$6.60	–17%	$7.92	$6.70
NYMEX Price ($ per million British thermal units)	5.69	–14%	6.59	5.39
AECO/NYMEX Basis Differential ($ per million British thermal units)	0.69	–50%	1.38	0.65
WTI ($ per barrel)	35.25	4%	33.80	30.99
Dated Brent ($ per barrel)	31.95	1%	31.52	28.84
WTI/Bow River Differential ($ per barrel)	9.03	19%	7.58	8.01
WTI/OCP NAPO Differential (Ecuador) ($ per barrel)(1)	11.65	–	–	8.06
WTI/Oriente Differential (Ecuador) ($ per barrel)	7.70	52%	5.06	5.59
U.S./Canadian Dollar Period End Exchange Rate	0.763	12%	0.681	0.774
U.S./Canadian Dollar Average Exchange Rate	0.759	15%	0.662	0.716

(1)	The WTI/OCP NAPO Differential was posted as of September 2003.

Quarterly Commodity Price and Foreign Exchange Benchmarks

	2004	2003				2002

(average for the period)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

AECO Price (C$ per thousand cubic feet)	$6.60	$5.59	$6.29	$6.99	$7.92	$5.25	$3.25	$4.42
NYMEX Price ($ per million British thermal units)	5.69	4.58	4.97	5.41	6.59	3.98	3.18	3.40
AECO/NYMEX Basis Differential ($ per million British thermal units)	0.69	0.37	0.38	0.47	1.38	0.63	1.09	0.57
WTI ($ per barrel)	35.25	31.16	30.21	28.91	33.80	28.23	28.25	26.27
Dated Brent ($ per barrel)	31.95	29.41	28.41	26.03	31.52	26.78	26.95	25.04
WTI/Bow River Differential ($ per barrel)	9.03	9.77	8.12	6.58	7.58	7.66	5.38	5.43
WTI/OCP NAPO Differential (Ecuador) ($ per barrel) (1)	11.65	8.17	7.75	–	–	–	–	–
WTI/Oriente Differential (Ecuador) ($ per barrel)	7.70	5.63	5.34	6.32	5.06	4.92	4.35	3.78
U.S./Canadian Dollar Period End Exchange Rate	0.763	0.774	0.741	0.738	0.681	0.633	0.631	0.659
U.S./Canadian Dollar Average Exchange Rate	0.759	0.760	0.725	0.715	0.662	0.637	0.640	0.643

(1)	The WTI/OCP NAPO Differential was posted as of September 2003 therefore Q3 2003 represents September only.

12     INTERIM REPORT

Natural Gas

Concerns that North American natural gas production may be declining, continued concerns over natural gas inventories and the influence of the price of crude oil continued to result in historically high average New York Mercantile Exchange (“NYMEX”) gas prices. Lower NYMEX and AECO average gas prices in the first quarter of 2004, compared to the corresponding period in 2003, were primarily due to higher U.S. natural gas storage levels compared to the prior year. As of March 31, 2004, the U.S. Department of Energy reported that U.S. natural gas inventories are 49 percent higher than the corresponding period in 2003 but 7 percent lower than the five year average. The improved AECO/NYMEX basis differential in the first quarter of 2004 compared to the first quarter of 2003 can be attributed to a stronger Canadian dollar and lower transportation differentials for the marginal sales volumes transported from Alberta to Eastern Canada.

Percentage of Natural Gas Volumes Benchmark Price Exposure

(annual approximate percentage)	2004 (1)	2003

Fixed Prices – Hedges	47%	47%
Downstream/NYMEX Price	41%	39%
Long-term Fixed/Other	7%	5%
AECO Price	5%	9%

(1)	Based on estimated 2004 sales volumes as of March 31, 2004 excluding Tom Brown, Inc.

Crude Oil

The benchmark West Texas Intermediate (“WTI”) crude oil price has remained strong when comparing first quarter 2004 to the comparable period in 2003 due to uncertainty over supply/demand imbalances, strong Asian demand, the slow return of Iraqi oil production and OPEC’s production management initiatives.

The Canadian WTI/Bow River heavy oil differential widened in the first quarter of 2004 compared to the first quarter of 2003 primarily due to the higher price for WTI as well as wider U.S. Gulf Coast light to heavy product differentials. As a percentage of WTI, Bow River’s average sales price for the first quarter of 2004 was 74 percent of WTI as compared to 78 percent in the first quarter of 2003.

In September 2003, the OCP Pipeline in Ecuador became operational resulting in the creation of a new Ecuadorian crude called NAPO blend. The Company currently transports nearly all of its Ecuadorian production through this pipeline. The NAPO blend is a heavier crude than Oriente resulting in a wider differential to WTI. The first quarter 2004 over first quarter 2003 increase in the Oriente differential is primarily related to the increase in the WTI price as well as wider U.S. Gulf Coast light to heavy product differentials.

U.S./Canadian Dollar Exchange Rates

The first quarter 2004 over first quarter 2003 average U.S./Canadian dollar exchange rate increase was primarily the result of the economic slowdown in the U.S., continuing differences between Canadian and U.S. interest rates and the U.S. current account deficit. The $0.01 reduction in the first quarter period end exchange rate compared to the year ended December 31, 2003 resulted in an unrealized loss on the U.S. denominated debt issued in Canada of approximately $39 million before tax.

Management’s Discussion and Analysis (prepared in US$)     ENCANA CORPORATION     13

CONSOLIDATED FINANCIAL RESULTS

Consolidated Financial Summary

				Year
	Three Months Ended March 31			Ended

		2004 vs
($ millions, except per share amounts)	2004 (1)	2003	2003	2003

Revenues, Net of Royalties	$2,850	4%	$2,743	$10,216
Net Earnings from Continuing Operations	290	–55%	650	2,167
– per share – basic	0.63	–53%	1.35	4.57
– per share – diluted	0.62	–54%	1.34	4.52
Net Earnings	290	–65%	837	2,360
– per share – basic	0.63	–64%	1.74	4.98
– per share – diluted	0.62	–64%	1.73	4.92
Cash Flow from Continuing Operations	995	–16%	1,191	4,420
– per share – basic	2.16	–13%	2.48	9.32
– per share – diluted	2.13	–13%	2.46	9.21
Cash Flow	995	–19%	1,221	4,459
– per share – basic	2.16	–15%	2.54	9.41
– per share – diluted	2.13	–15%	2.52	9.30

(1)	Revenues, Net of Royalties includes unrealized losses on financial derivative instruments of $379 million.

Quarterly Summary

	2004 (1)	2003				2002

($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues, Net of Royalties	$2,850	$2,850	$2,291	$2,332	$2,743	$2,116	$1,780	$1,693
Net Earnings from Continuing Operations	290	426	286	805	650	248	79	318
– per share – basic	0.63	0.92	0.60	1.67	1.35	0.52	0.17	0.69
– per share – diluted	0.62	0.91	0.60	1.66	1.34	0.51	0.16	0.68
Net Earnings	290	426	290	807	837	282	136	303
– per share – basic	0.63	0.92	0.61	1.68	1.74	0.59	0.29	0.66
– per share – diluted	0.62	0.91	0.61	1.67	1.73	0.58	0.28	0.65
Cash Flow from Continuing Operations	995	1,217	973	1,039	1,191	874	583	569
– per share – basic	2.16	2.63	2.06	2.16	2.48	1.83	1.22	1.23
– per share – diluted	2.13	2.61	2.04	2.14	2.46	1.81	1.21	1.22
Cash Flow	995	1,254	977	1,007	1,221	935	651	591
– per share – basic	2.16	2.71	2.06	2.10	2.54	1.96	1.37	1.28
– per share – diluted	2.13	2.69	2.04	2.08	2.52	1.94	1.35	1.26

(1)	Revenues, Net of Royalties includes unrealized losses on financial derivative instruments of $379 million.

EnCana’s cash flow from continuing operations decreased $196 million in the first quarter of 2004 compared to the same period in 2003 primarily due to the provision for current income tax of $232 million and an increase in operating expenses offset partially by the 14 percent increase in barrel of oil equivalent per day sales volumes. Cash flow is a non-GAAP measure but is commonly used in the oil and gas industry to assist management, investors and analysts to measure the Company’s ability to finance its capital programs and meet its credit obligations.

14     INTERIM REPORT

Comparison of net earnings for the first quarter of 2004 to the first quarter of 2003:

•	Upstream revenue increased by $158 million, or 10 percent. This increase reflected higher sales volumes of 14 percent on a daily barrel of oil equivalent basis, offset by realized (excluding hedge) weighted average prices, net of royalties which were lower by $0.23 per thousand cubic feet of natural gas and $1.77 per barrel of crude oil. Realized commodity hedging losses in 2004 were $150 million compared to $138 million in 2003.

•	Unrealized mark-to-market losses of $376 million ($252 million after tax) are included in the 2004 Consolidated Statement of Earnings with no comparable amount in 2003. As of January 1, 2004, the Company adopted the amendments made to the accounting standard for Hedging Relationships. The Company has entered into various financial instrument agreements which do not qualify as a hedge or were not designated as a hedge for accounting purposes. See Notes 2 and 13 to the Interim Consolidated Financial Statements.

•	Increased operating expenses were primarily the result of the increase in sales volumes and the impact of the higher U.S./Canadian dollar exchange rate on Canadian denominated expenditures.

•	An unrealized after-tax loss on the U.S. dollar denominated debt issued in Canada of $32 million, or $0.07 per share diluted, is included in 2004 compared to an after tax gain of $140 million, or $0.29 per share diluted, in the same period for 2003. The loss on the foreign exchange translation of U.S. denominated debt issued in Canada resulted from the decrease in the value of the Canadian dollar relative to the U.S. dollar from the December 31, 2003 year end rate of $0.774 to the March 31, 2004 quarter end rate of $0.763.

•	A gain on disposal of an investment of $34 million is included in 2004.

•	A gain of $109 million, or $0.23 per share diluted, which reduces future income taxes resulting from Alberta corporate tax changes which were approved by the Provincial Legislature on March 31, 2004. Gains or losses on tax rate changes are recorded in the Consolidated Statement of Earnings and are included as an adjustment to Future Income Taxes in the Consolidated Balance Sheet.

•	Inclusion of $187 million in net earnings from discontinued operations in 2003.

Impacts on results due to the change in the U.S./Canadian dollar exchange rate have been significant when analyzing specific components contained in the Interim Consolidated Financial Statements. For every 100 dollars denominated in Canadian currency spent on capital projects, operating expenses and administrative expenses, the Company incurred additional costs, as reported in U.S. dollars, of approximately $9.70 based on the increase in the average U.S./Canadian dollar exchange rate in the first quarter of 2004 to $0.759 compared to the first quarter of 2003 of $0.662. Revenues for the Company were relatively unaffected by the increased exchange rate since commodity prices received are largely based in U.S. dollars or in Canadian dollar prices which are closely tied to the value of the U.S. dollar.

OPERATING EARNINGS

Operating earnings is a non-GAAP measure that shows net earnings from continuing operations excluding the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates. The following table has been prepared in order to provide shareholders and potential investors with information clearly presenting the effect on the Company’s results of mark-to-market accounting for derivative financial instruments, the translation of the outstanding U.S. dollar debt issued in Canada and the effect of the reduction in the Canadian and Alberta tax rates. Management believes items such as unrealized mark-to-market gains/losses on derivative financial instruments, foreign exchange gains/losses and tax rate reductions distorts results and reduces the comparability of the Company’s underlying financial performance between periods. The majority of the unrealized gains/losses on U.S. dollar debt issued in Canada relate to debt with maturity dates in excess of 5 years.

Management’s Discussion and Analysis (prepared in US$)     ENCANA CORPORATION     15

	2004	2003				2002

($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net Earnings from Continuing Operations, as reported	$290	$426	$286	$805	$650	$248	$79	$318
Add: Unrealized mark-to-market accounting loss (after-tax)(2)	252	—	—	—	—	—	—	—
Add: Unrealized foreign exchange loss (gain) on translation of Canadian issued U.S. dollar debt (after-tax)	32	(113)	(12)	(168)	(140)	(6)	100	(113)
Add: Future tax (recovery) expense due to tax rate reductions	(109)	3	—	(362)	—	(3)	9	(26)

Operating Earnings(1)(3)	$465	$316	$274	$275	$510	$239	$188	$179

($ per Common Share - Diluted)

Net Earnings from Continuing Operations, as reported	0.62	$0.91	$0.60	$1.66	$1.34	$0.51	$0.16	$0.68
Add: Unrealized mark-to-market accounting loss (after-tax)(2)	0.54	—	—	—	—	—	—	—
Add: Unrealized foreign exchange loss (gain) on translation of Canadian issued U.S. dollar debt (after-tax)	0.07	(0.24)	(0.03)	(0.35)	(0.29)	(0.01)	0.21	(0.24)
Add: Future tax (recovery) expense due to tax rate reductions	(0.23)	0.01	—	(0.75)	—	(0.01)	0.02	(0.06)

Operating Earnings(1)(3)	$1.00	$0.68	$0.57	$0.56	$1.05	$0.49	$0.39	$0.38

(1)	Operating earnings is a non-GAAP measure that shows net earnings from continuing operations excluding the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates.

(2)	The Company adopted mark-to-market accounting on derivative financial instruments prospectively January 1, 2004.

(3)	Unrealized gains or (losses) have no impact on cash flow.

CASH FLOW FROM CONTINUING OPERATIONS AND CURRENT INCOME TAX

As mentioned previously in this MD&A, the change in cash flow from continuing operations was primarily the result of the change in provision for current income tax. The following table has been prepared to disclose the quarterly cash flow from continuing operations and current tax provisions.

	2004	2003				2002

($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Cash Flow from Continuing Operations	995	1,217	973	1,039	1,191	874	583	569
Current Income Tax(1)	232	(73)	51	(54)	20	(107)	16	28

(1)	Amount deducted (added) in determining Cash Flow from Continuing Operations.

QUARTERLY SALES VOLUMES SUMMARY

Sales volumes have increased 14 percent on a barrel of oil equivalent basis when comparing first quarter 2004 to the same period in 2003. The quarterly operating earnings and cash flow profile amounts disclosed earlier in this MD&A are closely correlated to commodity prices as well as the quarterly sales volume profile in the following table.

	2004		2003				2002

		2004 Q1
		vs
(After Royalties)	Q1	2003 Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Produced Gas Sales (millions of cubic feet per day)	2,712	5%	2,682	2,525	2,469	2,589	2,584	2,340	2,243
Crude Oil and Natural Gas Liquids (barrels per day)(1)	264,947	34%	266,890	218,490	205,908	198,178	202,044	198,303	201,735

Total (BOE per day)(2)	716,947	14%	713,890	639,323	617,408	629,678	632,711	588,303	575,568

(1)	NGLs include condensate volumes.

(2)	Natural gas converted to barrels of oil equivalent at 6 thousand cubic feet = 1 barrel of oil equivalent.

16     INTERIM REPORT

ACQUISITIONS AND DIVESTITURES

On April 15, 2004, the Company announced that a wholly owned subsidiary was making a public tender offer to acquire all of the issued and outstanding shares of Tom Brown, Inc. (“TBI”), a publicly traded exploration and production company with operations in the United States and Canada, for total consideration, including debt, of approximately $2.7 billion. This transaction is subject to certain conditions, including stockholders tendering more than 50 percent of the outstanding shares and regulatory approvals. It is anticipated that these conditions will be met and that the transaction will close later in the second quarter. Following closing, TBI will be merged with the wholly owned subsidiary with the result that all TBI shares will be owned, indirectly, by EnCana. The acquisition is expected to add production of approximately 325 million cubic feet per day of natural gas equivalent.

In February 2004, an EnCana U.K. subsidiary completed the purchase of an additional 13.5 percent and 20.2 percent interest in the Scott and Telford fields, respectively, for net cash consideration of approximately $126 million. As a result of this acquisition and the initial ownership interest held, the EnCana U.K. subsidiary now holds a 41 percent interest in the Scott field and a 54.3 percent interest in the Telford field.

In February 2004, the Company sold its 53.3 percent partnership interest in Petrovera Resources (“Petrovera”) for net cash consideration of approximately $288 million including working capital adjustments. To facilitate this transaction, the Company purchased the 46.7 percent interest of its partner and then sold the 100 percent interest in Petrovera for approximately $541 million including working capital adjustments. There was no gain or loss recorded on this sale. The Company’s share of Petrovera’s 2003 production was approximately 20,000 barrels of oil equivalent per day of primarily heavy crude oil. The use of the proceeds from this divestiture is discussed in the “Liquidity and Capital Resources” section of this MD&A.

RESULTS OF OPERATIONS

UPSTREAM OPERATIONS

Financial Results ($ millions)

	2004				2003

	Produced				Produced
	Gas &	Crude			Gas &	Crude
(Three Months Ended March 31)	NGLs(1)	Oil	Other	Total	NGLs(1)	Oil	Other	Total

Revenues, Net of Royalties	$1,344	$414	$50	$1,808	$1,280	$337	$33	$1,650
Expenses
Production and mineral taxes	49	16	—	65	33	17	—	50
Transportation and selling	112	42	—	154	78	29	—	107
Operating	121	109	47	277	97	85	37	219
Depreciation, depletion and amortization	380	216	5	601	320	138	1	459

Upstream Income	$682	$31	$(2)	$711	$752	$68	$(5)	$815

(1)	NGLs results include Condensate.

Revenue Variances for 2004 Compared to 2003 ($ millions) (1)

(Three Months Ended March 31)	Price	Volume	Other	Total

Produced Gas and NGLs	$(10)	$74	$—	$64
Crude Oil	(40)	117	—	77
Other			17	17

Total Revenue, Net of Royalties	$(50)	$191	$17	$158

(1)	Includes continuing operations only.

Management’s Discussion and Analysis (prepared in US$)     ENCANA CORPORATION     17

Quarterly Sales Volumes

	2004			2003				2002

			2004 Q1
	Corporate		vs
(After Royalties)	Guidance (4)	Q1	2003 Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Produced Gas (millions of cubic feet per day)
Canada
Production		2,000	4%	2,008	1,914	1,899	1,922	1,943	1,959	1,980
Inventory withdrawal / (injection)		—	—	—	—	—	120	117	(51)	(90)

Canada Sales	2,010 - 2,120	2,000	-2%	2,008	1,914	1,899	2,042	2,060	1,908	1,890
United States	675 - 715	684	28%	654	604	558	534	516	423	345
United Kingdom	15	28	115%	20	7	12	13	8	9	8

	2,700 - 2,850	2,712	5%	2,682	2,525	2,469	2,589	2,584	2,340	2,243

Oil and Natural Gas Liquids (barrels per day)(1)
Canada	147,000 - 157,000	156,640	6%	164,859	163,179	149,292	148,147	148,196	142,856	140,512
United States	9,000 - 11,000	9,237	13%	9,612	9,691	10,376	8,148	10,162	6,146	6,467
Ecuador
Production		76,320	91%	72,731	54,582	36,754	39,893	34,856	37,447	37,702
Transferred to OCP Pipeline(2)		—	—	—	(4,919)	(2,039)	(5,941)	—	—	—
Over / (under) lifting		4,662	—	4,621	(9,856)	2,506	(2,679)	1,044	2,316	5,088

Ecuador Sales	68,000 - 74,000	80,982	159%	77,352	39,807	37,221	31,273	35,900	39,763	42,790
United Kingdom	16,000 - 18,000	18,088	70%	15,067	5,813	9,019	10,610	7,786	9,538	11,966

	240,000 - 260,000	264,947	34%	266,890	218,490	205,908	198,178	202,044	198,303	201,735

Total (BOE per day)(3)	690,000 - 735,000	716,947	14%	713,890	639,323	617,408	629,678	632,711	588,303	575,568

(1)	NGLs results include Condensate.

(2)	Crude oil production in Ecuador transferred to the OCP Pipeline for use by OCP in asset commissioning.

(3)	Natural gas converted to barrels of oil equivalent at 6 thousand cubic feet = 1 barrel of oil equivalent.

(4)	Represents a full year of operations and excludes the potential acquisition of Tom Brown, Inc. of 312 to 320 million cubic feet of gas equivalent per day. Also excludes anticipated additional divestitures of oil and gas of between 40,000 to 60,000 BOE per day.

Consolidated Upstream Results

Upstream revenues, net of royalties increased approximately 10 percent, or $158 million, in the first quarter of 2004 compared to the first quarter of 2003 primarily due to increases in crude oil sales volumes in Ecuador and the U.K. as well as higher natural gas sales volumes in the U.S. Rockies, offset partially by lower overall average realized commodity prices. Realized (before hedge) weighted average prices, net of royalties are lower by $0.23 per thousand cubic feet of natural gas and $1.77 per barrel of crude oil. Realized commodity and currency hedging losses in 2004 were $150 million, or $2.29 per barrel of oil equivalent, compared to $138 million, or $2.43 per barrel of oil equivalent, in 2003.

Higher production and mineral taxes in the first quarter of 2004 compared to the same period in 2003 were primarily the result of a prior year adjustment to mineral tax expense in Canada in 2003 and increased natural gas sales volumes in the U.S. Rockies.

Increases in transportation and selling costs in the first quarter comparison between 2004 and 2003 were primarily due to the increased natural gas sales volumes from the U.S. Rockies, higher exported volumes from Canada to the United States, higher crude oil sales volumes in Ecuador and the impact of the higher U.S./Canadian dollar exchange rate. Higher costs also reflect the Company’s obligation to transport 108,000 barrels of oil per day on the OCP Pipeline as a result of the Ecuadorian government’s decision to transport its royalty volumes on the SOTE Pipeline. A portion of this additional cost was offset during the quarter as the SOTE Pipeline operations were impacted by landslides resulting in the Ecuadorian government transporting its royalty volumes on the OCP Pipeline during repairs. Repairs to the SOTE Pipeline are expected to be completed in April 2004.

18     INTERIM REPORT

Upstream operating costs in the first quarter of 2004, excluding costs related to Other activities, increased approximately $48 million or 26 percent over the first quarter of 2003. Higher crude oil and natural gas sales volumes and the increase in the U.S./Canadian dollar exchange rate were the primary reasons for the increased costs. Operating expenses excluding Other activities were $3.53 per barrel of oil equivalent for the first quarter of 2004 up from $3.24 per barrel of oil equivalent in the first quarter of 2003 with the higher average U.S./Canadian dollar exchange rate being the primary reason for the increase.

DD&A expense increased 31 percent, or $142 million, compared to the first quarter of 2003 primarily as a result of the higher sales volumes and the increase in the U.S./Canadian dollar exchange rate. On a barrel of oil equivalent basis, excluding Other activities, DD&A rates were $9.14 per barrel of oil equivalent for the first quarter of 2004 compared to $8.08 per barrel of oil equivalent in the same period for 2003. The increased DD&A rate in the first quarter in 2004 primarily reflects the effect of the increase in the U.S./Canadian dollar exchange rate on the Canadian DD&A expense.

Other activities added $50 million in revenues and $47 million in operating expenses in the first quarter of 2004 and include activities that do not result directly in the production of oil and gas. These activities include revenue from third party processing, gas gathering and cogeneration of electricity and steam.

Produced Gas and NGLs (1)

Financial Results ($ millions)

	Canada			United States			United Kingdom

		2004 vs			2004 vs			2004 vs
(Three Months Ended March 31)	2004	2003	2003	2004	2003	2003	2004	2003	2003

Revenues, Net of Royalties	$971	1%	$963	$358	15%	$311	$15	150%	$6
Expenses
Production and mineral taxes	15	275%	4	34	17%	29	—	—	—
Transportation and selling	82	34%	61	25	67%	15	5	150%	2
Operating	101	16%	87	20	100%	10	—	—	—
Depreciation, depletion and amortization	298	17%	254	82	24%	66	—	—	—

Segment Income	$475		$557	$197		$191	$10		$4

Gas Sales Volumes (million cubic feet per day)(2)	2,000	-2%	2,042	684	28%	534	28	115%	13
NGL Sales Volumes (barrels per day)	13,971	-9%	15,291	9,237	16%	7,943	2,005	76%	1,140

(1)	NGLs results includes Condensate.

(2)	2003 first quarter results include 120 million cubic feet of gas per day of inventory withdrawals.

Revenues, net of royalties in the first quarter from sales of Canadian produced gas were relatively unchanged compared to the same period in 2003. Reduced Canadian sales of produced gas and NGLs as well as lower benchmark price impacts were more than offset by lower realized losses on hedging activities. Higher revenues, net of royalties in the U.S. and the U.K. were primarily the result of increased sales volumes and higher realized average prices. Total natural gas revenues in the first quarter of 2004 were reduced by a realized loss of $20 million, or $0.08 per thousand cubic feet, due to financial currency and commodity hedging activities, compared to a realized loss of $59 million, or $0.25 per thousand cubic feet, in the same period of 2003.

Management’s Discussion and Analysis (prepared in US$)     ENCANA CORPORATION     19

Canadian gas production was 2,000 million cubic feet per day, 78 million cubic feet per day higher in the first quarter compared to production of 1,922 million cubic feet per day during the first three months of 2003. Total Canadian produced gas sales were lower in the first three months of 2004 compared to the first quarter of 2003 primarily due to 120 million cubic feet per day of inventory withdrawals in the first quarter of 2003, shut-in natural gas production resulting from the gas over bitumen issue on the Primrose Block and the sale of the Company’s interest in Petrovera offset partially by increased production from successful capital programs. Gas sales from the U.S. rose 150 million cubic feet per day when comparing first quarter 2004 to first quarter 2003 due to drilling successes, strategic acquisitions in 2003 and increased production from development in the Jonah and Mamm Creek fields. The higher volumes in the U.K. are the result of the additional acquired interests in the Scott and Telford fields in the central North Sea.

Per Unit Results — Produced Gas ($ per thousand cubic feet)

	Produced Gas		Produced Gas		Produced Gas
	- Canada		- U.S.		- U.K.

(Three Months Ended March 31)	2004	2003	2004	2003	2004	2003

Price, net of royalties	$5.21	$5.53	$5.39	$5.32	$4.75	$3.21
Expenses
Production and mineral taxes	0.08	0.02	0.51	0.57	—	—
Transportation and selling	0.44	0.33	0.39	0.32	1.83	1.90
Operating	0.56	0.48	0.33	0.20	—	—

Netback(1)	$4.13	$4.70	$4.16	$4.23	$2.92	$1.31

(1)	Excludes realized commodity and currency hedge activities.

Per Unit Results — NGLs (1) ($ per barrel)

	NGLs - Canada		NGLs - U.S.		NGLs - U.K.

(Three Months Ended March 31)	2004	2003	2004	2003	2004	2003

Price, net of royalties	$27.27	$27.31	$32.77	$32.18	$22.29	$24.33
Expenses
Production and mineral taxes	—	—	3.09	1.55	—	—
Transportation and selling	0.35	—	—	—	1.75	—

Netback	$26.92	$27.31	$29.68	$30.63	$20.54	$24.33

(1)	NGLs results includes Condensate.

Average realized price, net of royalties, excluding hedges, for natural gas produced in the U.S. and Canada have remained relatively flat when comparing the first quarter of 2004 to the same period in 2003. Lower price differentials between North American producing basins and NYMEX tended to offset a lower NYMEX price in the first quarter of 2004 compared to 2003, realizing a higher price for the Company’s U.S. production. Average realized price, net of royalties for NGLs remained relatively unchanged in the first quarter of 2004 compared to the same period in 2003.

Per unit production and mineral taxes expense for produced gas in Canada increased primarily as a result of prior year adjustments related to mineral tax expenses in the first quarter of 2003. Per unit production and mineral taxes in the U.S. Rockies were lower in the first quarter of 2004 compared to the first quarter of 2003 due to higher production from properties which attract lower production tax rates.

Canadian produced natural gas per unit transportation and selling costs were higher primarily as a result of the increased U.S./Canadian exchange rate and higher average distances to sales markets from production facilities. The increase in the U.S. produced natural gas per unit transportation and selling costs were primarily the result of higher transportation rates.

Per unit operating expenses for Canadian produced gas reflect the impact of the increased U.S./Canadian dollar exchange rate and higher costs as a result of extremely cold weather experienced in the first quarter of 2004. Operating expense per unit in the U.S. increased $0.13 for the first three months in 2004 over the first quarter of 2003 as a result of increased weighting of production from higher operating cost properties.

20     INTERIM REPORT

Crude Oil

Financial Results ($ millions)

	North America			Ecuador			United Kingdom

		2004 vs			2004 vs			2004 vs
(Three Months Ended March 31)	2004	2003	2003	2004	2003	2003	2004	2003	2003

Revenues, Net of Royalties	$250	12%	$224	$126	45%	$87	$38	46%	$26
Expenses
Production and mineral taxes	5	–	5	11	–8%	12	–	–	–
Transportation and selling	20	–	20	19	171%	7	3	50%	2
Operating	73	9%	67	30	100%	15	6	100%	3
Depreciation, depletion and amortization	118	27%	93	65	183%	23	33	50%	22

Segment Income	$34		$39	$1		$30	$(4)		$(1)

Crude Oil Sales Volumes (barrels per day)	142,669	7%	133,061	80,982	159%	31,273	16,083	70%	9,470

In the first quarter of 2004, North American total crude oil revenues, net of royalties were higher than the first three months in 2003 primarily as a result of a 7 percent increase in crude oil volumes. Lower average realized prices in Ecuador as a result of an increased share of currency and commodity hedge losses, were more than offset by increased crude oil sales volumes following the commencement of operations on the OCP Pipeline and resulted in an overall increase of 45 percent in revenue, net of royalties. The increase in the U.K. revenues, net of royalties was due to increased crude oil sales volumes resulting from the purchased interests in the Scott and Telford fields in the central North Sea offset partially by lower average realized prices as a result of an increased share of currency and commodity hedge losses. Total crude oil revenues were reduced by a realized loss of approximately $130 million, or $5.96 per barrel of crude oil, resulting from financial commodity and currency hedging. This compares with a realized loss of $79 million, or $5.08 per barrel of crude oil, in the first three months of 2003.

The increase in North American crude oil sales volumes is primarily the result of continued development of heavy oil fields at Foster Creek and Suffield offset partially by the sale of the Company’s interest in Petrovera. Crude oil sales from Ecuador increased 49,709 barrels per day in the first quarter of 2004 compared to the same period in 2003 due to the completion and commencement of shipments on the OCP Pipeline in September 2003.

Per Unit Results – Crude Oil ($ per barrel)

	North America		Ecuador		United Kingdom

(Three Months Ended March 31)	2004	2003	2004	2003	2004	2003

Price, net of royalties	$24.73	$25.34	$23.82	$30.86	$31.11	$30.61
Expenses
Production and mineral taxes	0.37	0.43	1.37	4.27	–	–
Transportation and selling	1.50	1.72	2.63	2.35	1.94	2.45
Operating	5.61	5.70	4.04	5.09	3.86	2.92

Netback(1)	$17.25	$17.49	$15.78	$19.15	$25.31	$25.24

(1)	Excludes realized commodity and currency hedge activities.

Overall average realized crude oil prices, including the impact of financial hedges, in the first quarter of 2004 decreased approximately 12 percent over the same period of 2003. Higher benchmark WTI crude oil prices of 4 percent were more than offset by increased crude oil price differentials and a higher proportionate share of heavier blend oils in the product mix.

North American per unit production and mineral taxes decreased primarily as a result of increased weighting from properties that are not subject to production and mineral taxes. Per unit production and mineral taxes in Ecuador decreased $2.90 per barrel, or 68 percent, in the first quarter of 2004 over the first quarter of 2003. This is due to lower realized prices for Tarapoa volumes offset by the increased weighting of production from the Tarapoa Block in the first quarter of 2004 compared to the same period in 2003. The Company is required to pay the Ecuadorian government a percentage of revenue from this block based on realized prices over a base price.

Management’s Discussion and Analysis (prepared in US$)     ENCANA CORPORATION     21

First quarter per unit transportation and selling costs in North America were lower by $0.22 per barrel, or 13 percent, over the comparable period in 2003. Increases in transportation and selling costs due to the higher U.S./Canadian dollar exchange rate were more than offset by lower transportation costs in the first quarter of 2004 compared to the same period in 2003. This is primarily due to a change in the method of allocating transportation between the Upstream and Midstream & Marketing segments which was revised during the third quarter of 2003. Compared to the first quarter of 2003, higher per unit transportation and selling costs in Ecuador reflect the higher unit costs on the OCP Pipeline in 2004 compared to the SOTE pipeline system resulting from the ship or pay obligations on the system requiring the Company to pay for a prescribed amount of capacity at a fixed rate.

North American per unit operating expenses for crude oil decreased as a result of the sale of Petrovera and improved lower cost production techniques partially offset by the increased U.S./Canadian exchange rate. In Ecuador, a significant portion of operating expenses are fixed, resulting in lower per unit operating expenses as sales volumes increased in the first three months of 2004 compared to the same period in 2003.

MIDSTREAM & MARKETING OPERATIONS

Financial Results ($ millions)

	Midstream			Marketing			Total

		2004 vs			2004 vs			2004 vs
(Three Months Ended March 31)	2004	2003	2003	2004	2003	2003	2004	2003	2003

Revenues	$551	73%	$318	$868	12%	$775	$1,419	30%	$1,093
Expenses
Transportation and selling	–	–	–	8	–56%	18	8	–56%	18
Operating	71	–10%	79	7	–53%	15	78	–17%	94
Purchased product	449	120%	204	838	13%	741	1,287	36%	945
Depreciation, depletion and amortization	7	75%	4	–	–100%	1	7	40%	5

	$24	–23%	$31	$15	–	$–	$39	26%	$31

Revenues and purchased product expense in Midstream & Marketing operations increased in the first quarter compared to the same period in 2003 due primarily to a significant increase in the volume of optimization activity in the Midstream gas storage business unit associated with increased capacity from new and expanded facilities. This activity involves the purchase and sale of third party gas to capture storage value relating to storage capacity not leased to third party customers.

Marketing Financial Results on a Product Basis ($ millions)

	Gas		Crude Oil and NGLs		Total

(Three Months Ended March 31)	2004	2003	2004	2003	2004	2003

Revenues	$497	$455	$371	$320	$868	$775
Expenses
Transportation and selling	—	3	8	15	8	18
Operating	3	13	4	2	7	15
Purchased product	490	444	348	297	838	741
Depreciation, depletion and amortization	—	1	—		—	1

	$4	$(6)	$11	$6	$15	$—

EnCana’s Marketing operations include marketing activities to optimize the value from the Company’s proprietary production, the purchase of third party product primarily for the optimization of midstream assets and optimization of transportation commitments not fully utilized for the Company’s own production. The increase in first quarter 2004 revenues and corresponding purchased product expense relates to ongoing efforts to optimize the Company’s growing proprietary production profile.

22     INTERIM REPORT

CORPORATE

Corporate Items ($ millions)

		2004 vs
(Three Months Ended March 31)	2004	2003	2003

Revenue, Net of Royalties	$(377)	–	$–
Expenses
Operating	(2)	–	–
Depreciation, depletion and amortization	16	129%	7
Administration	49	32%	37
Interest, net	79	23%	64
Accretion of asset retirement obligation	7	40%	5
Foreign exchange loss (gain)	58	–128%	(210)
Stock-based compensation	5	–	–
Gain on disposition	(34)	–	–
Income tax (recovery) expense	(95)	–132%	293

Net unrealized mark-to-market losses of $376 million on derivative instruments are recorded in the applicable accounts to which the contract relates. Corporate revenue, net of royalties includes unrealized mark-to-market losses of $379 million related to commodity contracts offset partially by other revenue of $2 million.

Operating expenses include mark-to-market gains for derivative instruments on power consumption contracts.

Depreciation, depletion and amortization include provisions for corporate assets such as computer equipment, office furniture and leasehold improvements. The increase in expense is the result of higher capital spending in prior periods on corporate capital items and the impact of the change in the U.S./Canadian dollar exchange rate.

The increase in administrative expense in the first quarter for 2004 compared to the same period in 2003 reflects the effect of the change in the U.S./Canadian dollar exchange rate, higher governance costs as well as increased long-term compensation expenses. Administrative costs were lower by $0.04 per barrel of oil equivalent, at $0.75 per barrel of oil equivalent, for the first quarter of 2004 compared with $0.79 per barrel of oil equivalent for the fourth quarter in 2003.

The higher net interest expense resulted primarily from the higher average outstanding debt level in the first quarter of 2004 versus first quarter of 2003 and the impact of the change in the U.S./Canadian dollar exchange rate.

The majority of the unrealized foreign exchange loss of $58 million resulted from the change in the U.S./Canadian dollar period end exchange rate between December 31, 2003 and March 31, 2004 applied to U.S. dollar denominated debt issued in Canada. The unrealized foreign exchange loss, before tax, on U.S. dollar denominated debt issued in Canada for the first three months of 2004 was $39 million compared to an unrealized before tax gain of $178 million for the first three months of 2003. Under Canadian GAAP, the Company is required to translate long-term debt issued in Canada and denominated in U.S. dollars into Canadian dollars at the period-end exchange rate. Resulting foreign exchange gains or losses are recorded in the Consolidated Statement of Earnings.

In March 2004, the Company sold its 31 percent equity investment in a well servicing company and as a result realized a $34 million gain. The proceeds from the sale were used to repay bank and commercial paper indebtedness.

The effective tax rate for the first quarter of 2004 was a recovery of 49 percent compared to a charge of 31 percent for the same period in 2003 as disclosed in Note 7 to the Interim Consolidated Financial Statements. The reduction in the effective tax rate when compared to expected tax rates and the Company’s published guidance was principally impacted by two items. The first was a $109 million reduction in future income taxes resulting from a reduction in the Alberta corporate tax rate from 12.5 percent to 11.5 percent effective April 1, 2004 and changes to transitional measures related to the phase out of the resource allowance for provincial tax purposes. This measure was substantively enacted on March 31, 2004. The second reflects a $67 million reduction in future income taxes resulting from the first quarter disposition of the Company’s interest in Petrovera.

EnCana’s effective tax rate in any particular reporting period is a function of the relationship between the amount of net earnings before income taxes for the period and the magnitude of the items representing “permanent differences” that are excluded from the calculation of income for the period that will be subject to tax. There are a variety of items of this type, including:

•	The non-taxable half of Canadian capital gains (losses);
•	Adjustments for the impact of legislative changes which have prospective impact on future income tax obligations;
•	The effects of asset dispositions where the tax values of the assets sold differ from the accounting value;
•	Items such as resource allowance and non-deductible crown payments where the treatment is different for income tax and accounting purposes.

Management’s Discussion and Analysis (prepared in US$)     ENCANA CORPORATION     23

Given the nature and scale of EnCana’s activities, it is difficult to forecast the magnitude and timing of these types of items.

After reflecting the adjustments to future income taxes referred to above, the Company is reducing the range of its expected 2004 effective tax rate to between 26 and 31 percent. These rates may be impacted by the effect of future unrealized foreign exchange gains or losses in respect of the revaluation of debt denominated in U.S. dollars.

Current income tax expense for the first quarter of 2004 was $232 million compared to $20 million for the same period in 2003. Cash taxes were expected to increase significantly in 2004 when compared to the prior year as the effects of the merger were reflected in the Company’s tax position for 2003. On an annualized basis, the current income tax charge for 2004 is in line with guidance for the year and the Company continues to expect that the current tax expense for 2004 will be within the previous guidance range of $675 million to $820 million. Current income tax expense was abnormally low in the comparable period in 2003 in large part as a result of the merger with Alberta Energy Company Ltd. (“AEC”).

The operations of the Company are complex and related tax interpretations, regulations and legislation in the various jurisdictions that the Company and its subsidiaries operate in are continually changing. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.

LIQUIDITY AND CAPITAL RESOURCES

EnCana’s cash flow from continuing operations was $995 million for the first three months of 2004 down $196 million, or 16 percent, compared to the same period last year. The decrease in cash flow was primarily due to the provision for current tax of $232 million and increase in the U.S./Canadian dollar exchange rate partially offset by increased revenues from the growth in sales volumes.

EnCana’s net debt, adjusted for working capital, was $6,599 million as at March 31, 2004 compared with $5,931 million at December 31, 2003. Working capital was a deficit of $568 million at March 31, 2004 and included unrealized losses on mark-to-market accounting on derivatives of $349 million and a current tax provision of $232 million. This compares to a working capital surplus of $157 million as at December 31, 2003. Cash flow together with proceeds from the disposition of the Company’s interest in Petrovera, were used for the purchase of shares under the Company’s Normal Course Issuer Bid and capital expenditures. As a result of these activities, long-term debt plus the current portion of long-term debt decreased $155 million in the quarter compared to the 2003 year end.

In March 2004, an indirect wholly owned subsidiary, EnCana Holdings Finance Corp., filed a shelf prospectus whereby it may issue from time to time up to $2 billion of debt securities. Debt securities issued under this shelf prospectus will be unconditionally guaranteed by EnCana Corporation. No amounts have been drawn under this shelf prospectus.

In February 2004, the Company announced that the dividend on its outstanding common shares for the quarter would be paid in U.S. dollars in the amount of $0.10 per share. Previously, the Company paid quarterly dividends on its outstanding common shares in Canadian dollars at C$0.10 per share.

Net debt to capitalization was 37 percent, up from 34 percent at December 31, 2003. Management calculates this ratio for internal purposes to manage the Company’s overall debt position and for credit analysts who use it to measure a company’s liquidity.

As at March 31, 2004, the Company had available unused committed bank credit facilities in the amount of $1,569 million.

In October 2003, EnCana received approval from the Toronto Stock Exchange to continue to purchase, for cancellation, common shares under a Normal Course Issuer Bid. Under the bid, EnCana is entitled to purchase for cancellation up to 23.2 million of its common shares over a 12-month period ending October 21, 2004. In the first three months of 2004, EnCana purchased for cancellation approximately 5.2 million of its shares at an average price of C$55.36 per share under its current Normal Course Issuer Bid, slightly more than share option exercises. As of March 31, 2004, under the terms of this bid, the Company had purchased for cancellation approximately 8.8 million common shares at an average price of C$51.42 per share.

On March 23, 2004, the Company redeemed all of its Coupon Reset Subordinated Term Securities, Series A (“Term Securities”) which had an aggregate principal amount of approximately C$126 million. The redemption price of the Term Securities was the principal amount plus accrued and unpaid interest to the redemption date.

24     INTERIM REPORT

GOODWILL

At March 31, 2004, the Company had $1,884 million in goodwill (December 31, 2003 – $1,911 million) recorded on its Consolidated Balance Sheet as a result of the merger with AEC. There were no transactions creating additional goodwill during this three month period. The decrease in goodwill results from the change in the period end rates to convert Canadian dollars to U.S. dollars.

CAPITAL EXPENDITURES

Capital Investment ($ millions)

		2004	2003				2002
	Corporate
	Guidance(1)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Upstream
Canada		$1,028	$911	$901	$679	$707	$490	$230	$450
United States		210	342	280	196	150	211	559	351
Ecuador		54	93	65	34	73	61	61	46
United Kingdom		213	178	19	10	16	17	26	15
Other Countries		15	15	15	31	17	75	17	23

Total Upstream	$3,700–$4,000	$1,520	$1,539	$1,280	$950	$963	$854	$893	$885
Midstream & Marketing	$ 145 (2)	9	69	58	113	36	22	14	10
Corporate		9	69	7	19	12	24	12	5

Capital Expenditures	$3,845–$4,145	$1,538	$1,677	$1,345	$1,082	$1,011	$900	$919	$900
Acquisitions(3)		253	–	91	–	116	–	–	–
Dispositions	$ (365)	(566)	(296)	–	(12)	(7)	(181)	(85)	(155)

Net Capital Investment –
Continuing Operations	$3,480–$3,780	$1,225	$1,381	$1,436	$1,070	$1,120	$719	$834	$745

(1)	Represents a full year of operations. Excludes potential acquisition of Tom Brown, Inc. of $2,700 million and additional anticipated capital spending of $160 million as well as additional potential divestitures anticipated of between $1,000 million and $1,500 million.

(2)	Corporate Guidance is combined for Midstream & Marketing and Corporate.

(3)	Represents Corporate acquisitions only. Property acquisitions are included in capital expenditures above.

The Company’s capital expenditures increased $527 million for the first three months in 2004 compared to the first quarter of 2003 as a result of higher levels of operating activity, increased property acquisitions and the impact of the higher U.S./Canadian dollar exchange rate. The Company’s capital investment was funded by cash flow in excess of amounts paid for purchases under the Normal Course Issuer Bid, proceeds received on the disposition of the Petrovera interest as well as debt.

Upstream Capital Expenditures

Upstream capital expenditures in the first three months of 2004 were higher by 58 percent, or $557 million, over the comparable period in 2003. Increased capital spending includes the purchase of an additional 13.5 percent and 20.2 percent ownership in both the Scott and Telford fields respectively in the U.K. central North Sea, increased drilling and development activities and the impact of the increased average U.S./Canadian dollar exchange rate on Canadian dollar denominated expenditures. Capital spending was primarily focused on North American properties with spending in Canada directed mostly at natural gas and oil exploration and development of properties on the Suffield and Palliser Blocks in southeast Alberta, as well as Greater Sierra and Cutbank Ridge in northeast British Columbia and Pelican Lake in northeast Alberta. The majority of capital expenditures in the United States were directed towards drilling in the Mamm Creek and Jonah areas.

Midstream & Marketing Capital Expenditures

Expenditures in the first three months of 2004 related primarily to ongoing improvements to midstream facilities. Capital spending in the first quarter of 2003 included amounts for the Countess and Wild Goose gas storage facilities as well as other midstream assets.

Corporate Capital Expenditures

Corporate capital expenditures relate primarily to spending on business information systems, leasehold improvements and furniture and office equipment.

Management’s Discussion and Analysis (prepared in US$)     ENCANA CORPORATION     25

Acquisitions and Divestitures

Acquisitions and divestitures in the first quarter of 2004 primarily reflect the purchase of the 46.7 percent interest from the Company’s partner in Petrovera and the subsequent disposition of the 100 percent interest.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. As at March 31, 2004, there were 459.8 million outstanding Common Shares compared to 460.6 million as at December 31, 2003. There were no Preferred Shares outstanding during these periods. Employees and directors have been granted options to purchase Common Shares under various plans. During the first quarter of 2004, approximately 4.4 million common shares were issued under the terms of these plans. These plans and outstanding balances are disclosed in Note 10 to the Interim Consolidated Financial Statements.

As discussed previously in the Liquidity and Capital Resources section of this MD&A, the Company has repurchased for cancellation, in the first three months of 2004, approximately 5.2 million common shares at an average price of C$55.36 under a Normal Course Issuer Bid that was approved by the Toronto Stock Exchange in October 2003.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The Company has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements. In addition, the Company has made commitments related to the risk mitigation program. See Note 13 of the Interim Consolidated Financial Statements for the financial transactions and the Risk Management section of this MD&A for the physical contracts. No significant changes to the commitments, other than the tender offer to purchase Tom Brown, Inc. as disclosed in the Acquisitions and Divestitures section of this MD&A, have occurred in the first quarter of 2004 when compared to the December 31, 2003, year end Consolidated Financial Statements.

As at March 31, 2004, the Company had $1,781 million outstanding related to Banker’s Acceptances, Commercial Paper and LIBOR loans that are supported by revolving credit facilities and term loan borrowings. The Company intends and expects that it will have the ability to extend the term of this debt on an ongoing basis. Further details regarding the Company’s long-term debt are described in Note 8 to the Interim Consolidated Financial Statements.

As at March 31, 2004, EnCana had entered into long-term, fixed price, physical contracts with a current delivery of approximately 69 million cubic feet per day with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 193 billion cubic feet at a weighted average price of $3.54 per thousand cubic feet. At March 31, 2004, these transactions had an unrealized loss of $149 million.

LEGAL PROCEEDINGS RELATED TO DISCONTINUED MERCHANT ENERGY OPERATIONS

In July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation. The investigation related to alleged inaccurate reporting of natural gas trading information during 2000 and 2001 by former employees of WD’s now discontinued Houston-based merchant energy trading operation to energy industry publications that compiled and reported index prices. All Houston-based merchant energy trading operations were discontinued following the merger with AEC in 2002. Under the terms of the settlement, WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.

The Company and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California and, along with other energy companies, are defendants in several other lawsuits in California (many of which are class actions) and three class action lawsuits filed in the United States District Court in New York. Several of the California class action lawsuits were transferred by the Judicial Panel on Multidistrict Litigation on a consolidated basis to the Nevada District Court and the New York lawsuits were consolidated in New York District Court by the plaintiff’s application. The California lawsuits relate to sales of natural gas in California from 1999 to the present and contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws to artificially raise the price of natural gas through various means including the illegal

26     INTERIM REPORT

sharing of price information through online trading, price indices and wash trading. The New York lawsuits claim that the defendants’ alleged manipulation of natural gas price indices resulted in higher prices of natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. The Gallo complaint claims damages in excess of $30 million, before potential trebling under California laws. As is customary, the class actions do not specify the amount of damages claimed.

The Company and WD intend to vigorously defend against these claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING PRINCIPLES AND PRACTICES

Hedging Relationships

On January 1, 2004, the Company adopted the amendments made to the accounting standard for Hedging Relationships. Derivative instruments outstanding at January 1, 2004, that did not qualify as a hedge or were not designated as a hedge, were recorded using the mark-to-market accounting method whereby their fair value was recorded on the Consolidated Balance Sheet. The impact on the Company’s Consolidated Financial Statements at January 1, 2004 was an increase in assets of $145 million, an increase in liabilities of $380 million and a net deferred loss of $235 million. These amounts are taken into net earnings as the contracts expire. A portion of these net losses ($137 million) were recognized in earnings at March 31, 2004. The timing of recognition of the remaining net losses of $98 million is described in Note 2 of the Interim Consolidated Financial Statements.

Changes in the fair value from January 1, 2004 to March 31, 2004 for these contracts, as well as all other outstanding hedge contracts, were marked-to-market and a $376 million loss ($252 million after-tax) was recognized in net earnings at March 31, 2004. All unrealized losses on derivative instruments, as at March 31, 2004, are disclosed in Note 13 of the Consolidated Financial Statements. The unrealized losses of $474 million include the remaining unrealized losses of $98 million recorded at January 1, 2004, plus the $376 million unrecognized losses recorded at March 31, 2004.

Derivative instruments are discussed further in the Risk Management section of the MD&A.

RISK MANAGEMENT

EnCana’s results are impacted by external market risks associated with fluctuations in commodity prices, foreign exchange rates and interest rates in addition to credit, operational and safety and environmental risks. The Company partially mitigates its exposure to market risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies approved by senior management, and is subject to limits established by the Board of Directors.

COMMODITY PRICES

As a means of mitigating exposure to commodity price volatility, the Company has entered into various financial instrument agreements as disclosed in Note 13 of the Interim Consolidated Financial Statements and physical contracts as detailed in the natural gas section of this MD&A.

Derivative financial instruments are used by the Company to help manage its exposure to market risks related to commodity prices, foreign currency exchange rates and interest rates. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

The Company has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated from budgeted capital programs and in other cases to the mitigation of market price risks for specific assets and obligations.

With respect to transactions involving proprietary production or assets, the financial instruments generally used by the Company are swaps, collars or options which are typically entered into with major financial institutions, integrated energy companies or commodities trading institutions. Realized gains or losses from these derivative

Management’s Discussion and Analysis (prepared in US$)     ENCANA CORPORATION     27

financial instruments are recognized in oil and gas revenues at the time the related production occurs. On January 1, 2004, the Company adopted AcG-13 of the CICA and uses the mark-to-market accounting method as described earlier in this MD&A under Hedging Relationships. Under the mark-to-market accounting method, unrealized gains or losses resulting from differences between the contracted commodity price and the period end forward curve commodity price are also recognized in revenues.

NATURAL GAS

The Company has entered into swaps which fix the AECO and NYMEX prices and collars which fix the range of AECO and NYMEX prices. To help protect against widening natural gas price differentials in various production areas, the Company has entered into financial and physical contracts to fix the AECO and Rockies price differential which is based on the NYMEX price.

The financial contracts are disclosed in Note 13 of the Interim Consolidated Financial Statements. The physical contracts are as follows:

	Notional
	Volume		Price	Unrecognized
	(MMcf/d)	Term	(US$ per Mcf)	Gain/(Loss)

Fixed Price Contracts
Sales Contract
NYMEX Collars	50	2004	2.46 – 4.90	(16)
NYMEX Collars	50	2005	2.46 – 4.90	(18)
NYMEX Collars	46	2006 – 2007	2.46 – 4.90	(22)

Basis Contracts
Sales Contract
Fixed NYMEX to Rockies Basis	423	2004	(0.501)	26
Fixed NYMEX to San Juan Basis	50	2004	(0.637)	1
Fixed NYMEX to Rockies Basis	403	2005	(0.476)	28
Fixed NYMEX to San Juan Basis	50	2005	(0.637)	1
Fixed NYMEX to Rockies Basis	211	2006 – 2007	(0.495)	23
Fixed NYMEX to San Juan Basis	42	2006	(0.637)	–

				23
Gas Marketing Physical Positions				12

				$35

CRUDE OIL

The Company has partially mitigated its exposure to the WTI NYMEX price for a portion of its oil production with fixed price swaps, costless collars and 3-way put spreads. As part of the crude oil marketing activities, the Company partially mitigated its exposure to the risk around crude oil inventory and third party margins through the use of futures, options and collars.

GAS STORAGE OPTIMIZATION

As part of its gas storage optimization program, the Company has entered into financial instruments and physical contracts at various locations and terms over the next 10 months to manage the price volatility of the corresponding physical transactions and inventories. The financial instruments used include futures, fixed for floating swaps and basis swaps.

KYOTO PROTOCOL

The risks associated with the Kyoto Accord and similar initiatives in the U.S.A. remain unchanged as discussed in the 2003 year end MD&A.

ALBERTA ENERGY AND UTILITIES BOARD (“AEUB”) RULING

The Company’s production volumes, primarily from the Primrose Block in northeast Alberta, were affected by an AEUB decision, in September 2003, to shut-in natural gas production that put at risk the recovery of bitumen resources in the area. The impact of this decision caused the Company’s first quarter natural gas production in the region to decline by approximately 12 million cubic feet per day when compared to the first quarter of 2003. The future impact of this decision is not known at this time but is not expected to be material.

28     INTERIM REPORT

OUTLOOK

During 2004, EnCana plans to focus on development of its North American resource plays to grow natural gas and crude oil production as well as crude oil production from Ecuador. Medium term growth is also expected to come from development of the Company’s Gulf of Mexico oil, Canadian East Coast gas, and U.K. central North Sea oil growth platforms. The Company also plans to continue its efforts to expand its longer-term growth prospects through focused International New Ventures exploration.

The Company expects its 2004 capital investment program, before acquisitions or dispositions, of between $3,845 million and $4,145 million, to be funded from cash flow, proceeds from divestitures of non-core assets and long-term debt. In addition, incremental capital as a result of the potential acquisition of TBI, is expected to be approximately $160 million. The Company has also increased its guidance for anticipated dispositions from $365 million to between $1,365 million and $1,865 million for 2004 based on the successful acquisition of TBI.

Outlook Volumes

		Three Months
		Ended March 31,
	Full Year 2004(2)	2004

Produced Gas Sales (million cubic feet per day)
Canada	2,010 – 2,120	2,000
United States	675 – 715	684
United Kingdom	15	28

Total Produced Gas Sales	2,700 – 2,850	2,712
Crude Oil and NGLs (barrels per day)
Canada	147,000 – 157,000	156,640
United States	9,000 – 11,000	9,237
Ecuador	68,000 – 74,000	80,982
United Kingdom	16,000 – 18,000	18,088

Total Crude Oil and NGLs	240,000 – 260,000	264,947

Total (barrels of oil equivalent per day)(1)(3)	690,000 – 735,000	716,947

(1)	Natural gas converted to barrels of oil equivalent at 6 thousand cubic feet = 1 barrel of oil equivalent.

(2)	Excludes volumes from potential acquisition of Tom Brown, Inc. Incremental production, should the Company acquire Tom Brown, Inc., for 2004 is expected to be between 312 to 320 million cubic feet equivalent per day of natural gas from the date of acquisition.

(3)	Excludes reduced volumes anticipated from additional potential divestitures of 40,000 to 60,000 BOE/d.

As of March 31, 2004, overall natural gas storage inventories in North America are higher than the same period in 2003 but continue to be below the five year average. Reduced natural gas production, commodity demand and uncertainty surrounding the ability of producers to maintain inventory levels have resulted in continued higher historical average natural gas prices. The outlook for 2004 and beyond will be principally impacted by weather, timing of new production and economic activity.

Volatility in crude oil prices is expected to continue in 2004 as a result of market uncertainties over the reintegration of Iraqi production, lower than expected inventory levels in the U.S., OPEC compliance with production quotas, increased demand from Asian countries and the overall state of the world economies.

The Company has reduced the range of its expected 2004 effective tax rate to between 26 and 31 percent. These rates may be impacted by the effect of future unrealized foreign exchange gains or losses in respect of the revaluation of debt denominated in U.S. dollars. The Company continues to expect that the current tax expense for 2004 will be within the previous guidance range of $675 million to $820 million.

April 27, 2004

Management’s Discussion and Analysis (prepared in US$)     ENCANA CORPORATION     29